UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Jewett-Cameron Trading Company Ltd.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47733C 20 7
(CUSIP Number)

August 5, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule to which this Schedule is filed:

☐

Rule 13d-1 (b)

☑

Rule 13d-1 (c)

☐

Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oregon Community Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500,000

	6	SHARED VOTING POWER N/A

	7	SOLE DISPOSITIVE POWER 500,000

	8	SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%

12	TYPE OF REPORTING PERSON (see instructions) IN

* Based on 3,481,162 common shares outstanding as of August 5, 2020.

Item 1(a).

Name of Issuer:

Jewett-Cameron Trading Company Ltd.

Item 1(b)

Address of Issuer’s Principal Executive Offices:

32275 NW Hillcrest

North Plains, OR 97133

Item 2(a).

Name of Person Filing:

Oregon Community Foundation

Item 2(b).

Address of Principal Business Office or, if None, Residence:

1221 SW Yamhill St,

Suite 100,

Portland, Oregon 97205

Item 2(c).

Citizenship:

N/A

Item 2(d).

Title of Class of Securities:

Common Stock, no par value

Item 2(e).

CUSIP No.:

47733C 20 7

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership

(a)

Amount beneficially owned:

500,000

(b)

Percent of Class:

14.4%

(c)

Number of shares to which each person has:

(i)

Sole power to vote or direct the vote:

500,000

(ii)

Shared power to vote or direct the vote:

N/A

(iii)

Sole power to dispose or to direct the disposition of:

500,000

(iv)

Shared power to dispose or to direct the disposition of:

N/A

The common shares were held by the Donald Boone Irrev Trust. Oregon Community Foundation received these shares from the Irrev Trust through a distribution as the beneficiary as defined under the Trust Agreement.

Item 5.

Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.

Identification and Classification of Members of the Group:

Not Applicable

Item 9.

Notice of Dissolution of Group:

Not Applicable

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

August 18, 2020

/s/  “Erica D. Daley”

Erica D. Daley,

Chief Financial and Operations Officer